July 6, 2009

Via EDGAR

Mr. Max A. Webb

Assistant Director

Office of Structured Finance,

    Transportation & Leisure

U.S. Securities and Exchange Commission

Washington, DC 20549

RE: AirTran Holdings, Inc. Registration Statement No. 333-160432

Dear Sirs:

With respect to the above referenced shelf registration statement on Form S-3 filed with the Commission by AirTran Holdings, Inc. (the “Registrant”) on July 2, 2009: the Registrant hereby amends such registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that such registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Very truly yours,

AirTran Holdings, Inc.

/s/ Richard P. Magurno

Richard P. Magurno, Esq.

Senior Vice President and General Counsel